EXHIBIT B


                         HANCOCK HORIZON FAMILY OF FUNDS

                        CERTIFICATE OF CLASS DESIGNATION

                                 Class A Shares


1.           Class-Specific Distribution Arrangements; Other Expenses

             Class A Shares may be sold with a load or sales charge (as described in the prospectus) and may be subject to Rule 12b-1 fees. The Trust, on behalf of each Fund, will make monthly payments to the distributor under the distribution plan approved by the Board of Trustees at an annual rate of up to 0.25% of each Fund's average daily net assets attributable to Class A Shares. The distributor will use its fee for expenses associated with the promotion and sale of each Fund's Class A Shares including, without limitation, travel and communication expenses and expenses for the compensation of and benefits for sales personnel. Class A Shares also may be subject to shareholder servicing fees (as described in the prospectus and shareholder service plan).

2.           Eligibility of Purchasers

             Class A Shares are offered to investment professionals and financial institutions for their own or their customers' accounts and may require a minimum initial investment (as described in the prospectus).

3.           Exchange Privileges

             Class A Shares may be exchanged for Class A Shares of each other Hancock Horizon Fund in accordance with the procedures disclosed in the Fund's prospectus and subject to any applicable limitations resulting from the closing of Funds to new investors. Class A shareholders who are eligible to invest in Trust Class shares are eligible to exchange their Class A shares for Trust Class shares of the same fund, if offered in their state. No sales charges or other changes will apply to any such exchange.

4.           Voting Rights

             Each shareholder of Class A Shares will have one vote for each full Class A Share held and a fractional vote for each fractional Class A Share held. Shareholders of Class A Shares will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to Class A Shares (such as a distribution plan or service agreement relating to the Class A Shares), and will have separate voting rights on any other matter submitted to shareholders in which the interests of the shareholders of Class A Shares differ from the interests of holders of any other class.

5.           Conversion Rights

             Class A Shares do not have a conversion feature.